Exhibit 99.3

Interim Management Discussion and Analysis

Contents
About Fortis	1	Cash Flow Requirements	10
Performance at a Glance	2	Cash Flow Summary	11
Business Unit Performance	4	Contractual Obligations	12
ITC	4	Capital Structure and Credit Ratings	12
UNS Energy	4	Capital Plan	13
Central Hudson	5	Business Risks	14
FortisBC Energy	5	Accounting Matters	14
FortisAlberta	6	Financial Instruments	14
FortisBC Electric	6	Long-Term Debt and Other	14
Other Electric	7	Derivatives	14
Corporate and Other	7	Summary of Quarterly Results	15
Non-U.S. GAAP Financial Measures	7	Related-Party and Inter-Company Transactions	16
Focus on Sustainability	8	Outlook	16
Regulatory Matters	9	Forward-Looking Information	16
Financial Position	10	Glossary	17
Liquidity and Capital Resources	10	Condensed Consolidated Interim Financial Statements (Unaudited)	F-1

Dated April 30, 2024

This Interim MD&A has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations. It should be read in conjunction with the Interim Financial Statements, the 2023 Annual Financial Statements and the 2023 Annual MD&A and is subject to the cautionary statement and disclaimer provided under "Forward-Looking Information" on page 16. Further information about Fortis, including its Annual Information Form filed on SEDAR+, can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

Financial information herein has been prepared in accordance with U.S. GAAP (except for indicated Non-U.S. GAAP Financial Measures) and, unless otherwise specified, is presented in Canadian dollars based, as applicable, on the following U.S. dollar-to-Canadian dollar exchange rates: (i) average of 1.35 for the quarters ended March 31, 2024 and 2023; (ii) 1.35 as at March 31, 2024 and 2023; (iii) 1.32 as at December 31, 2023; (iv) 1.30 for all other forecast periods. Certain terms used in this Interim MD&A are defined in the "Glossary" on page 17.

ABOUT FORTIS

Fortis (TSX/NYSE: FTS) is a well-diversified leader in the North American regulated electric and gas utility industry, with 2023 revenue of $12 billion and total assets of $68 billion as at March 31, 2024. The Corporation's 9,600 employees serve 3.5 million utility customers in five Canadian provinces, ten U.S. states and three Caribbean countries.

For additional information on the Corporation's operations, reportable segments and strategy, refer to the "About Fortis" section of the 2023 Annual MD&A and Note 1 to the Interim Financial Statements.

1	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT

Interim Management Discussion and Analysis

PERFORMANCE AT A GLANCE
Key Financial Metrics
Quarter ended March 31
($ millions, except as indicated)	2024	2023	Variance
Revenue	3,118	3,319	(201)
Common Equity Earnings
Actual	459	437	22
Adjusted (1)	459	439	20
Basic EPS ($)
Actual	0.93	0.90	0.03
Adjusted (1)	0.93	0.91	0.02
Dividends paid per common share ($)	0.59	0.565	0.025
Weighted average number of common shares outstanding (# millions)	491.6	483.1	8.5
Operating Cash Flow	768	915	(147)
Capital Expenditures (1)	1,128	995	133
(1)See "Non-U.S. GAAP Financial Measures" on page 7

Revenue
The decrease in revenue was due to lower flow through costs in customer rates, driven by lower commodity prices at FortisBC Energy and Central Hudson. The decrease was partially offset by: (i) Rate Base growth; (ii) the timing of recognition of new cost of capital parameters approved for FortisBC in September 2023, retroactive to January 1, 2023; and (iii) new customer rates at TEP effective September 1, 2023.

Earnings and EPS
Common Equity Earnings increased by $22 million in comparison to the first quarter of 2023. The increase in earnings was due to the timing of recognition of new cost of capital parameters approved for FortisBC in 2023 and Rate Base growth across our utilities. The increase was partially offset by: (i) higher holding company costs, including finance charges and unrealized losses on derivative contracts; and (ii) the November 1, 2023 disposition of Aitken Creek. Although the disposition of Aitken Creek was unfavourable to the change in earnings for the first quarter, the impact will be neutral for the annual period. In addition, the change in EPS reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

Earnings in Arizona were broadly consistent with the first quarter of 2023. The favourable impact of new customer rates effective September 1, 2023 and higher margins on wholesale sales at TEP was offset by higher depreciation and operating costs as well as lower retail revenue associated with milder weather. Due to the seasonality of sales in Arizona, the favourable impact of new customer rates at TEP is expected to be higher in the second and third quarters of the year.

There were no adjustments to Common Equity Earnings for the first quarter of 2024. In the first quarter of 2023, there was a $2 million or $0.01 adjustment to Common Equity Earnings and basic EPS, respectively, associated with mark-to-market accounting of natural gas derivatives at Aitken Creek. Refer to "Non-U.S. GAAP Financial Measures" on page 7. The change in Adjusted Basic EPS is illustrated in the following chart.

2	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
(1)    Includes FortisBC Energy, FortisAlberta and FortisBC Electric. Reflects higher earnings at FortisBC due to the timing of recognition of new cost of capital parameters approved in September 2023, retroactive to January 1, 2023. Also reflects higher earnings at FortisAlberta due to an increase in the allowed ROE effective January 1, 2024 and Rate Base growth
(2)    Reflects Rate Base growth and lower non-recoverable stock-based compensation costs, partially offset by higher holding company finance costs
(3)    Includes UNS Energy and Central Hudson. Reflects higher earnings at Central Hudson due to Rate Base growth and the timing of operating expenses. Earnings at UNS Energy were largely flat as higher retail revenue associated with new customer rates at TEP effective September 1, 2023, and higher margins on wholesale sales, were offset by higher depreciation and operating costs and lower retail sales due to milder weather
(4)    Reflects Rate Base growth and higher electricity sales, partially offset by higher operating and finance costs
(5)    Reflects the disposition of Aitken Creek in 2023, unrealized losses on derivative contracts, and higher finance costs
(6)    Weighted average shares of 491.6 million in 2024 compared to 483.1 million in 2023

Dividends and TSR
Fortis paid a dividend of $0.59 per common share in the first quarter of 2024, up 4.4% from $0.565 paid in the first quarter of 2023.

Fortis has increased its common share dividends paid for 50 consecutive years and is targeting annual dividend growth of approximately 4-6% through 2028. See "Outlook" on page 16.

Growth of dividends and the market price of the Corporation's common shares have together yielded the following TSRs.

TSR (1) (%)	1-Year	5-Year	10-Year	20-Year
Fortis	(2.9)	5.5	9.5	10.1
(1)Annualized TSR per Bloomberg as at March 31, 2024

Operating Cash Flow
Operating Cash Flow decreased by $147 million in comparison to the first quarter of 2023. Approximately $100 million of the decrease was due to the disposition of Aitken Creek in November 2023, reflecting cash inflows associated with working capital balances in the business in the first quarter of 2023. The decrease was also due to: (i) the timing of flow-through costs in customer rates and changes in natural gas inventory due to fluctuations in commodity prices, as well as the collection of accounts receivable associated with seasonal weather variances, at FortisBC Energy; and (ii) the timing of transmission-related amounts in Alberta. The decrease was partially offset by: (i) higher collection of flow-through costs, as well as favourable changes in working capital associated with wholesale sales, at UNS Energy, and (ii) higher cash earnings, reflecting Rate Base growth.

Capital Expenditures
Capital Expenditures were approximately $1.1 billion for the first quarter of 2024, representing 23% of the Corporation's annual $4.8 billion Capital Plan, and up $0.1 billion compared to the first quarter of 2023.

Capital Expenditures and Capital Plan reflect Non-U.S. GAAP Financial Measures. Refer to "Non-U.S. GAAP Financial Measures" on page 7 and in the "Glossary" on page 17.

3	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT

Interim Management Discussion and Analysis

BUSINESS UNIT PERFORMANCE
Common Equity Earnings (1)
Quarter ended March 31
($ millions)	2024	2023	Variance
Regulated Utilities
ITC	138	126	12
UNS Energy	88	90	(2)
Central Hudson	37	32	5
FortisBC Energy	146	124	22
FortisAlberta	45	40	5
FortisBC Electric	20	18	2
Other Electric (2)	34	30	4
	508	460	48
Non-Regulated
Corporate and Other (3)	(49)	(23)	(26)
Common Equity Earnings	459	437	22
(1)    The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI and Fortis Belize is the U.S. dollar. The reporting currency of Belize Electricity is the Belizean dollar, which is pegged to the U.S. dollar at BZ$2.00=US$1.00. Certain corporate and non-regulated holding company transactions, included in the Corporate and Other segment, are denominated in U.S. dollars. There was no material impact on earnings associated with the change in the U.S.-to-Canadian dollar foreign exchange rate, as compared to the first quarter of 2023
(2)    Consists of the utility operations in eastern Canada and the Caribbean: Newfoundland Power; Maritime Electric; FortisOntario; Wataynikaneyap Power; Caribbean Utilities; FortisTCI; and Belize Electricity
(3)    Consists of non-regulated holding company expenses, as well as long-term contracted generation assets in Belize. Also includes Aitken Creek up to the November 1, 2023 date of disposition

ITC
Quarter ended March 31
($ millions)	2024	2023	Variance
Revenue (1)	550	519	31
Earnings (1)	138	126	12
(1)Revenue represents 100% of ITC. Earnings represent the Corporation's 80.1% controlling ownership interest in ITC and reflect consolidated purchase price accounting adjustments
Revenue
The increase in revenue was due primarily to Rate Base growth and higher flow-through costs in customer rates.

Earnings
The increase in earnings was due to Rate Base growth and lower non-recoverable stock-based compensation costs. The increase was partially offset by higher holding company finance costs.

UNS Energy
Quarter ended March 31
($ millions, except as indicated)	2024	2023	Variance
Retail electricity sales (GWh)	2,183	2,222	(39)
Wholesale electricity sales (GWh) (1)	1,804	1,379	425
Gas sales (PJ)	7	8	(1)
Revenue	755	740	15
Earnings	88	90	(2)
(1)    Primarily short-term wholesale sales

4	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
Sales
The decrease in retail electricity and gas sales was due primarily to lower heating load associated with milder temperatures as compared to the first quarter of 2023.

The increase in wholesale electricity sales was driven by higher short-term wholesale sales, partially offset by lower long-term wholesale sales. Revenue from short-term wholesale sales, which relate to contracts that are less than one-year in duration, is primarily credited to customers through the PPFAC mechanism and, therefore, does not materially impact earnings.

Revenue
The increase in revenue was due primarily to the recovery of overall higher fuel and non-fuel costs through the normal operation of regulatory mechanisms and new customer rates at TEP effective September 1, 2023. The increase was partially offset by: (i) lower wholesale sales revenue, largely driven by unfavourable pricing on short-term wholesale sales; and (ii) lower retail sales, as discussed above.

Earnings
Earnings were largely flat in comparison to the first quarter of 2023. Results for the quarter were favourably impacted by higher retail revenue associated with new customer rates at TEP effective September 1, 2023 following the conclusion of the general rate application. Higher margins on wholesale sales, reflecting market conditions, also contributed to an increase in earnings in the quarter. The increase was offset by: (i) higher depreciation expense, due to new rates approved as part of the rate application; (ii) higher operating costs, reflecting inflationary increases; (iii) lower retail sales, as discussed above; and (iv) lower transmission revenue.

Due to the seasonality of sales in Arizona, the impact of new customer rates is largely concentrated in the second and third quarters of the year. In comparison, the impact of higher depreciation rates and other costs is more consistent throughout the year. As a result, the favourable impact associated with the rebasing of rates is expected to be higher in the second and third quarters of 2024.

Central Hudson
Quarter ended March 31
($ millions, except as indicated)	2024	2023	Variance
Electricity sales (GWh)	1,301	1,267	34
Gas sales (PJ)	9	9	—
Revenue	375	442	(67)
Earnings	37	32	5

Sales
The increase in electricity sales was due primarily to higher average consumption by residential customers.

Gas sales were consistent with the first quarter of 2023.

Changes in electricity and gas sales at Central Hudson are subject to regulatory revenue decoupling mechanisms and, therefore, do not materially impact revenue and earnings.

Revenue
The decrease in revenue was due primarily to the flow through of lower energy supply costs driven by commodity prices, partially offset by an increase in gas and electricity delivery rates effective July 1, 2023.

Earnings
The increase in earnings was due primarily to Rate Base growth and the timing of operating expenses.

FortisBC Energy
Quarter ended March 31
($ millions, except as indicated)	2024	2023	Variance
Gas sales (PJ)	78	79	(1)
Revenue	561	755	(194)
Earnings	146	124	22

5	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
Sales
Gas sales were largely consistent with the first quarter of 2023.

Revenue
The decrease in revenue was due primarily to a lower cost of natural gas recovered from customers and the normal operation of regulatory mechanisms. The decrease was partially offset by the timing of recognition of new cost of capital parameters approved by the BCUC in September 2023, retroactive to January 1, 2023. The BCUC decision resulted in an increase in the ROE and common equity component of capital structure from 8.75% and 38.5%, respectively, as reflected in the first quarter of 2023, to 9.65% and 45%, respectively.

Earnings
The increase in earnings was mainly due to the timing of recognition of new cost of capital parameters, discussed above, resulting in approximately $20 million of earnings in the first quarter of 2024, for which the comparative amount was recognized in the third quarter of 2023 following the BCUC's decision. Lower operating costs also contributed to the increase in earnings.

FortisBC Energy earns approximately the same margin regardless of whether a customer contracts for the purchase and delivery of natural gas or only for delivery. Due to regulatory deferral mechanisms, changes in consumption levels and commodity costs do not materially impact earnings.

FortisAlberta
Quarter ended March 31
($ millions, except as indicated)	2024	2023	Variance
Electricity deliveries (GWh)	4,578	4,510	68
Revenue	197	179	18
Earnings	45	40	5

Deliveries
The increase in electricity deliveries was due primarily to customer additions.

As approximately 85% of FortisAlberta's revenue is derived from fixed or largely fixed billing determinants, changes in quantities of energy delivered are not entirely correlated with changes in revenue. Revenue is a function of numerous variables, many of which are independent of actual energy deliveries. Significant variations in weather conditions, however, can impact revenue and earnings.

Revenue and Earnings
The increase in revenue and earnings was due primarily to: (i) an increase in the allowed ROE from 8.50% to 9.28%, as approved by the AUC, effective January 1, 2024; (ii) Rate Base growth; and (iii) higher industrial and commercial demand charges, as well as customer additions. The increase in earnings was partially offset by higher operating expenses due to inflationary increases.

FortisBC Electric
Quarter ended March 31
($ millions, except as indicated)	2024	2023	Variance
Electricity sales (GWh)	976	971	5
Revenue	146	139	7
Earnings	20	18	2

Sales
The increase in electricity sales was due to higher average consumption by residential customers due to colder weather.

Revenue
The increase in revenue was due primarily to: (i) higher electricity sales; (ii) higher energy supply costs recovered from customers; and (iii) Rate Base growth. The timing of recognition of new cost of capital parameters approved by the BCUC in September 2023, retroactive to January 1, 2023, also contributed to the increase. The BCUC decision resulted in an increase in the ROE and common equity component of capital structure from 9.15% and 40%, respectively, as reflected in the first quarter of 2023, to 9.65% and 41%, respectively. The increase was partially offset by the normal operation of regulatory deferrals.

6	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
Earnings
The increase in earnings was due to the timing of recognition of new cost of capital parameters, as discussed above, and Rate Base growth.

Due to regulatory deferral mechanisms, changes in consumption levels do not materially impact earnings.

Other Electric
Quarter ended March 31
($ millions, except as indicated)	2024	2023	Variance
Electricity sales (GWh)	3,119	3,037	82
Revenue	527	507	20
Earnings	34	30	4

Sales
The increase in electricity sales was due primarily to higher average consumption by residential and commercial customers, as well as customer additions. Higher average consumption was largely due to the conversion of home heating systems from oil to electric in eastern Canada.

Revenue
The increase in revenue was primarily due to higher electricity sales, as discussed above.

Earnings
The increase in earnings was primarily due to Rate Base growth and higher electricity sales, partially offset by higher operating and finance costs.

Corporate and Other
Quarter ended March 31
($ millions, except as indicated)	2024	2023	Variance
Electricity sales (GWh) (1)	35	31	4
Revenue (2)	7	38	(31)
Net loss (3)	(49)	(23)	(26)
(1)    Reflects electricity sales at Fortis Belize
(2)    Includes revenue for Fortis Belize as well as revenue for Aitken Creek up to the November 1, 2023 date of disposition
(3)    Includes non-regulated holding company expenses, earnings for Fortis Belize, as well as earnings for Aitken Creek up to the November 1, 2023 date of disposition

Sales
The increase in electricity sales reflected an increase in hydroelectric production in Belize associated with higher rainfall levels.

Revenue
The decrease in revenue reflected the disposition of Aitken Creek in November 2023.

Net Loss
The increase in net loss was largely due to the disposition of Aitken Creek in November 2023. Although the disposition of Aitken Creek was unfavourable in comparison to the first quarter of 2023, the impact will be neutral for the annual period.

Excluding the disposition of Aitken Creek, the net loss in the Corporate and Other segment increased by approximately $15 million due to: (i) unrealized losses on derivative contracts as compared to unrealized gains recognized in the first quarter of 2023; and (ii) higher holding company finance costs.

NON-U.S. GAAP FINANCIAL MEASURES

Adjusted Common Equity Earnings, Adjusted Basic EPS and Capital Expenditures are Non-U.S. GAAP Financial Measures and may not be comparable with similar measures used by other entities. They are presented because management and external stakeholders use them in evaluating the Corporation's financial performance and prospects.

7	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
Net earnings attributable to common equity shareholders (i.e., Common Equity Earnings) and basic EPS are the most directly comparable U.S. GAAP measures to Adjusted Common Equity Earnings and Adjusted Basic EPS, respectively. These adjusted measures reflect the removal of items that management excludes in its key decision-making processes and evaluation of operating results.

Capital Expenditures include additions to property, plant and equipment and additions to intangible assets, as shown on the condensed consolidated statements of cash flows. It also includes Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project, consistent with Fortis' evaluation of operating results and its role as project manager during the construction of this Major Capital Project.

Non-U.S. GAAP Reconciliation
Quarter ended March 31
($ millions, except as indicated)	2024	2023	Variance
Adjusted Common Equity Earnings and Adjusted Basic EPS
Common Equity Earnings	459	437	22
Adjusting item:
Unrealized loss on mark-to-market of derivatives at Aitken Creek (1)	—	2	(2)
Adjusted Common Equity Earnings	459	439	20
Adjusted Basic EPS ($)	0.93	0.91	0.02

Capital Expenditures
Additions to property, plant and equipment	1,071	907	164
Additions to intangible assets	42	47	(5)
Adjusting item:
Wataynikaneyap Transmission Power Project (2)	15	41	(26)
Capital Expenditures	1,128	995	133
(1)    Represents the mark-to-market accounting of natural gas derivatives at Aitken Creek, net of income tax recovery of $1 million, for the three months ended March 31, 2023, included in the Corporate and Other segment. The sale of Aitken Creek closed on November 1, 2023
(2)    Represents Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project, included in the Other Electric segment

FOCUS ON SUSTAINABILITY

Fortis' focus on sustainability is outlined in its 2023 Annual MD&A and the Corporation continues to advance work on a range of sustainability initiatives. The Corporation released its 2024 Climate Report in March 2024, building on the 2022 TCFD and Climate Assessment and further detailing our understanding of climate-related impacts across the Fortis group of companies. The report provides climate scenario analysis using low and high emissions scenarios over three time horizons, outlines physical risks and opportunities for priority assets using nine climate hazards, and assesses transition risks and opportunities using a framework based on enterprise risk management principles. The report further details mitigation and resiliency activities across Fortis utilities, and provides enhanced disclosures on climate governance.

As we transition to a cleaner energy future, customer affordability, safety and reliability remain top priorities and are the cornerstones of our sustainability strategy. Fortis utilities continue to focus on controlling costs, identifying efficiencies and implementing innovative practices to maintain affordability.

Sustainability and Climate-Related Disclosures
In March 2024, the CSSB issued the exposure drafts, CSDS S1, General Requirements for Disclosure of Sustainability-Related Financial Information, and CSDS S2, Climate-Related Disclosures, which outline proposed disclosure requirements requiring an entity to disclose information about its sustainability-related and climate-related risks and opportunities, including the disclosure of material Scope 1, 2 and 3 GHG emissions. The proposed standards are open for comment until June 10, 2024, and must be adopted by the Canadian Securities Administrator to become mandatory for Canadian reporting issuers, including Fortis. The content and timing of the final disclosure requirements are unknown.

In March 2024, the SEC released Rule No. 33-11275, The Enhancement and Standardization of Climate-Related Disclosures for Investors, which outlines climate-related disclosure requirements. The rule requires disclosure of the financial effects of severe weather events and other natural conditions, as well as other climate-related financial information, in the notes to the financial statements. In addition, the rule requires disclosure of risk management, governance and oversight activities, the impact of material climate-related risks on a company's strategy, business model and outlook, and details of material climate-related targets or goals. Disclosure of material Scope 1 and 2 GHG emissions will also be required for certain filers. The SEC subsequently voluntarily stayed the rule pending completion of judicial review by the Court of Appeals for the Eighth Circuit. While such rules do not apply to Fortis, as a foreign private issuer filing in the U.S. using Form 40-F, management is reviewing the standard, in conjunction with the proposals in Canada, to assess the potential impact on the Corporation's disclosures.

8	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
REGULATORY MATTERS

ITC
MISO Base ROE: In 2022, the D.C. Circuit Court issued a decision vacating certain FERC orders that had established the methodology for setting the base ROE for transmission owners operating in the MISO region, including ITC. This matter dates back to complaints filed at FERC in 2013 and 2015 challenging the MISO base ROE then in effect. The court has remanded the matter to FERC for further process, the timing and outcome of which remain unknown.

Transmission Incentives: In 2021, FERC issued a supplemental NOPR on transmission incentives modifying the proposal in the initial NOPR released by FERC in 2020. The supplemental NOPR proposes to eliminate the 50-basis point RTO ROE incentive adder for RTO members that have been members for longer than three years. The timing and outcome of this proceeding remain unknown.

Although any potential impact to Fortis is uncertain, every 10-basis point change in ROE at ITC impacts Fortis' annual EPS by approximately $0.01.

Transmission ROFR: In December 2023, the Iowa District Court ruled that the manner in which Iowa's ROFR statute was passed is unconstitutional. The statute granted incumbent electric transmission owners, including ITC, a ROFR to construct, own and maintain certain electric transmission assets in the state. The District Court did not make any determination on the merits of the ROFR itself, but did issue a permanent injunction preventing ITC and others from taking further action to construct the MISO LRTP tranche one Iowa projects in reliance on the ROFR. In March 2024, the District Court issued an order denying all motions for reconsideration of its decision, including ITC's motion seeking reconsideration of the scope of the injunction. In April 2024, ITC appealed the District Court's order to the Iowa Supreme Court.

MISO's decision with respect to the assignment of the tranche one LRTP projects was finalized on July 25, 2022. MISO is the only entity charged with determining what projects are to be competitively bid pursuant to its tariff, and we believe it is unlikely that MISO will change the designation of the tranche one LRTP projects. Further, under the MISO tariff, approximately 70% of the Iowa tranche one projects are upgrades to ITC facilities along existing rights-of-way, which under MISO's tariff grants ITC the option to construct the upgrades regardless of the outcome of the appeal to the Iowa Supreme Court. For any portion of the first tranche of MISO’s LRTP projects in Iowa to be competitively bid, we believe it would require a federal decision that significantly departs from existing rules under the MISO tariff.

Forecast capital expenditures for 2024 associated with the first tranche of MISO's LRTP in Iowa is US$40 million, and approximately US$900 million is reflected in the 2024-2028 Capital Plan. Until there is more certainty around the resolution of these matters, we cannot predict the impact on the timing of capital expenditures related to the LRTP tranche one Iowa projects.

Central Hudson
General Rate Application: In 2023, Central Hudson filed a rate application with the PSC requesting an increase in electric and natural gas delivery rates. In March 2024, Central Hudson agreed to an extension of the proceeding to July 31, 2024, subject to retroactive application to July 1, 2024. The application includes a request to set Central Hudson's ROE at 9.8% with a 50% common equity component of capital structure. While a decision from the PSC is expected in July 2024, the timing and outcome of this proceeding remain unknown.

CIS Implementation: In 2023, Central Hudson filed a response to the PSC's Order to Commence Proceeding and Show Cause, which had directed Central Hudson to explain why the PSC should not pursue civil or administrative penalties or initiate a proceeding to review the prudence of implementation costs associated with its new CIS. An interim agreement was reached with the PSC in which Central Hudson agreed to independent third-party verification of recent system improvements related to its billing system and to accelerate the implementation of its monthly meter reading plan. The third-party review is complete and a report has been issued to the PSC. The timing and outcome of this proceeding remain unknown.

FortisBC Energy and FortisBC Electric
2025-2027 Rate Framework: In April 2024, FortisBC filed an application with the BCUC requesting approval of a rate framework for the period 2025 through 2027. The rate framework builds upon the current multi-year rate plan and includes, amongst other items, a revised level of operation and maintenance expense per customer indexed for inflation less a fixed productivity adjustment factor, a similar approach to growth capital, a forecast approach to sustaining and other capital, continued collection of an innovation fund recognizing the need to accelerate investment in clean energy innovation, and the continued sharing with customers of variances from the allowed ROE. The rate framework also proposes the continuation of deferral mechanisms currently in place. The regulatory process will continue throughout 2024.

FortisAlberta
GCOC Decision: In October 2023, the AUC issued a decision on the 2024 GCOC proceeding. In November 2023, FortisAlberta sought permission to appeal the GCOC decision to the Court of Appeal on the basis that the AUC erred in its decision to not adjust FortisAlberta's ROE and common equity component of capital structure to address incremental business risk associated with competition from REAs located in FortisAlberta's service area, as well as heightened regulatory risk due to the non-recovery of costs attributable to REAs. In April 2024, the Court of Appeal granted FortisAlberta permission to appeal. The appeal is expected to be complete by the end of 2024.

9	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
Third PBR Term Decision: In October 2023, the AUC issued a decision establishing the parameters for the third PBR term for the period of 2024 through 2028. In November 2023, FortisAlberta sought permission to appeal the decision to the Court of Appeal on the basis that the AUC erred in its decision to determine capital funding using 2018-2022 historical capital investments without consideration for funding of new capital programs included in the company's 2023 COS revenue requirement as approved by the AUC. The timing and outcome of a decision on the request for appeal is unknown.

FINANCIAL POSITION

Significant Changes between March 31, 2024 and December 31, 2023

Balance Sheet Account	Increase (Decrease)
($ millions)	FX	Other	Explanation
Property, plant and equipment, net	631	607	Due to capital expenditures, partially offset by depreciation.
Accounts payable and other current liabilities	31	(217)	Due to lower balances outstanding at: (i) FortisBC Energy, reflecting lower capital accruals and a decrease in the fair value of natural gas derivatives, and (ii) FortisAlberta, reflecting lower transmission costs.
Deferred income taxes	62	80	Due to higher temporary differences associated with ongoing capital investments.
Long-term debt (including current portion)	431	517	Reflects debt issuances and higher borrowings under committed credit facilities, in support of the Corporation's Capital Plan.
Shareholders' equity	341	294	Due primarily to: (i) Common Equity Earnings for the three months ended March 31, 2024, less dividends declared on common shares; and (ii) the issuance of common shares, largely under the DRIP.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Requirements
At the subsidiary level, it is expected that operating expenses and interest costs will be paid from Operating Cash Flow, with varying levels of residual cash flow available for capital expenditures and/or dividend payments to Fortis. Remaining capital expenditures are expected to be financed primarily from borrowings under credit facilities, long-term debt offerings and equity injections from Fortis. Borrowings under credit facilities may be required periodically to support seasonal working capital requirements.

Cash required of Fortis to support subsidiary growth is generally derived from borrowings under the Corporation's committed credit facility, the operation of the DRIP, as well as issuances of long-term debt, preference equity, and common shares including those issued through the ATM Program. The subsidiaries pay dividends to Fortis and receive equity injections from Fortis when required. Both Fortis and its subsidiaries initially borrow through their committed credit facilities and periodically replace these borrowings with long-term financing. Financing needs also arise to refinance maturing debt.

Credit facilities are syndicated primarily with large banks in Canada and the U.S., with no one bank holding more than approximately 20% of the Corporation's total revolving credit facilities. Approximately $5.7 billion of the total credit facilities are committed with maturities ranging from 2024 through 2028. Available credit facilities are summarized in the following table.

Credit Facilities
As at	Regulated Utilities	Corporate and Other	March 31, 2024	December 31, 2023
($ millions)
Total credit facilities (1)	3,999	2,251	6,250	6,176
Credit facilities utilized:
Short-term borrowings	(126)	—	(126)	(119)
Long-term debt (including current portion)	(1,073)	(691)	(1,764)	(1,572)
Letters of credit outstanding	(53)	(21)	(74)	(101)
Credit facilities unutilized	2,747	1,539	4,286	4,384
(1)    See Note 14 in the 2023 Annual Financial Statements for a description of the credit facilities as at December 31, 2023.

10	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
The Corporation's ability to service debt and pay dividends is dependent on the financial results of, and the related cash payments from, its subsidiaries. Certain regulated subsidiaries are subject to restrictions that limit their ability to distribute cash to Fortis, including restrictions by certain regulators limiting annual dividends and restrictions by certain lenders limiting debt to total capitalization. There are also practical limitations on using the net assets of the regulated subsidiaries to pay dividends, based on management's intent to maintain the subsidiaries' regulator-approved capital structures. Fortis does not expect that maintaining such capital structures will impact its ability to pay dividends in the foreseeable future.

As at March 31, 2024, consolidated fixed-term debt maturities/repayments are expected to average $1,560 million annually over the next five years and approximately 73% of the Corporation's consolidated long-term debt, excluding credit facility borrowings, had maturities beyond five years.

In November 2022, Fortis filed a short-form base shelf prospectus with a 25-month life under which it may issue common or preference shares, subscription receipts, or debt securities in an aggregate principal amount of up to $2.0 billion. In September 2023, Fortis established an ATM Program pursuant to the short-form base shelf prospectus, that allows the Corporation to issue up to $500 million of common shares from treasury to the public from time to time, at the Corporation's discretion. As at March 31, 2024, $500 million remained available under the ATM Program and $1.5 billion remained available under the short-form base shelf prospectus.

Fortis is well positioned with strong liquidity. This combination of available credit facilities and manageable annual debt maturities/repayments provides flexibility in the timing of access to capital markets. Given current credit ratings and capital structures, the Corporation and its subsidiaries currently expect to continue to have reasonable access to long-term capital.

Fortis and its subsidiaries were in compliance with debt covenants as at March 31, 2024 and are expected to remain compliant in 2024.

Cash Flow Summary
Summary of Cash Flows
Quarter ended March 31
($ millions)	2024	2023	Variance
Cash and cash equivalents, beginning of period	625	209	416
Cash from (used in):
Operating activities	768	915	(147)
Investing activities	(1,139)	(941)	(198)
Financing activities	304	388	(84)
Effect of exchange rate changes on cash and cash equivalents	11	5	6
Cash and cash equivalents, end of period	569	576	(7)
Operating Activities
See "Performance at a Glance - Operating Cash Flow" on page 3.

Investing Activities
The increase in cash used in investing activities reflects higher capital expenditures. The Corporation's Capital Plan for 2024 is estimated to be $4.8 billion, an increase of approximately 10% from $4.3 billion in 2023. See "Capital Plan" on page 13.

Financing Activities
The decrease in cash provided by financing activities was due to lower short-term borrowings as compared to the first quarter of 2023. Cash flows related to financing activities will fluctuate largely as a result of changes in the subsidiaries' capital expenditures and the amount of Operating Cash Flow available to fund those capital expenditures, which together impact the amount of funding required from debt and common equity issuances. See "Cash Flow Requirements" on page 10.

Debt Financing
Significant Long-Term Debt Issuances
Year-to-date March 31, 2024	Month	Interest Rate				Use of Proceeds
($ millions, except as noted)	Issued	(%)	Maturity	Amount
ITC
Secured senior notes	January	5.98	2034	US	85	(1) (2) (3)
First mortgage bonds	January	5.11	2029	US	75	(1) (2) (3)
First mortgage bonds	January	5.38	2034	US	75	(1) (2) (3)
(1)    Repay short-term and/or credit facility borrowings
(2)    Fund capital expenditures
(3)     General corporate purposes

11	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
In April 2024, Central Hudson issued US$25 million of 7-year, 5.59% senior notes and US$35 million of 10-year, 5.69% senior notes. Proceeds were used to repay credit facility borrowings and for general corporate purposes.

Common Equity Financing
Common Equity Issuances and Dividends Paid
Quarter ended March 31
($ millions, except as indicated)	2024	2023	Variance
Common shares issued:
Cash (1)	13	14	(1)
Non-cash (2)	111	103	8
Total common shares issued	124	117	7
Number of common shares issued (# millions)	2.4	2.2	0.2
Common share dividends paid:
Cash	(179)	(170)	(9)
Non-cash (3)	(111)	(103)	(8)
Total common share dividends paid	(290)	(273)	(17)
Dividends paid per common share ($)	0.59	0.565	0.025
(1)    Includes common shares issued under stock option and employee share purchase plans
(2)    Common shares issued under the DRIP and stock option plan
(3)    Common share dividends reinvested under the DRIP

On February 8, 2024, Fortis declared a dividend of $0.59 per common share to be paid on June 1, 2024. The payment of dividends is at the discretion of the Board and depends on the Corporation's financial condition and other factors.

On March 1, 2024, the annual fixed dividend per share for the First Preference Shares, Series K was reset from $0.9823 to $1.3673 for the five-year period up to but excluding March 1, 2029.

Contractual Obligations
There were no material changes to the contractual obligations disclosed in the 2023 Annual MD&A, except issuances of long-term debt and credit facility utilization (see "Cash Flow Summary" on page 11).

Off-Balance Sheet Arrangements
There were no material changes to off-balance sheet arrangements from those disclosed in the 2023 Annual MD&A.

Capital Structure and Credit Ratings
Fortis requires ongoing access to capital and, therefore, targets a consolidated long-term capital structure that will enable it to maintain investment-grade credit ratings. The regulated utilities maintain their own capital structures in line with those reflected in customer rates.

Consolidated Capital Structure	March 31, 2024		December 31, 2023
As at	($ millions)	(%)	($ millions)	(%)
Debt (1)	30,383	55.8	29,364	55.7
Preference shares	1,623	3.0	1,623	3.1
Common shareholders' equity and non-controlling interests (2)	22,392	41.2	21,709	41.2
	54,398	100.0	52,696	100.0
(1)    Includes long-term debt and finance leases, including current portion, and short-term borrowings, net of cash
(2)    Includes shareholders' equity, excluding preference shares, and non-controlling interests. Non-controlling interests represented 3.4% as at March 31, 2024 (December 31, 2023 - 3.5%)

Outstanding Share Data
As at April 30, 2024, the Corporation had issued and outstanding 493.0 million common shares and the following First Preference Shares: 5.0 million Series F; 9.2 million Series G; 7.7 million Series H; 2.3 million Series I; 8.0 million Series J; 10.0 million Series K; and 24.0 million Series M.

The common shares of the Corporation have voting rights. The Corporation's first preference shares do not have voting rights unless and until Fortis fails to pay eight quarterly dividends, whether or not consecutive or declared.

If all outstanding stock options were converted as at April 30, 2024, an additional 1.8 million common shares would be issued and outstanding.

12	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
Credit Ratings
The Corporation's credit ratings shown below reflect its low business risk profile, diversity of operations, the stand-alone nature and financial separation of each regulated subsidiary, and the level of holding company debt.

As at March 31, 2024	Rating	Type	Outlook
S&P	A-	Issuer	Negative
	BBB+	Unsecured debt
DBRS Morningstar	A (low)	Issuer	Stable
	A (low)	Unsecured debt	Stable
Moody's	Baa3	Issuer	Stable
	Baa3	Unsecured debt

In February 2024, Moody's confirmed the Corporation's Baa3 issuer and senior unsecured debt credit ratings and stable outlook.

In February 2024, Fitch revised Central Hudson's senior unsecured debt rating from A- to BBB+ and changed the outlook from negative to stable. Fitch indicated the rating reflects its view of limited visibility associated with Central Hudson's ongoing general rate application, as well as the company's pressured credit metrics and elevated accounts receivable balance.

Capital Plan
Capital Expenditures for the first quarter of 2024 of $1.1 billion are consistent with expectations, and the Corporation's annual $4.8 billion Capital Plan is on track.

Capital Expenditures (1)
Quarter ended March 31, 2024	Regulated Utilities
		UNS Energy	Central Hudson	FortisBC Energy	Fortis Alberta	FortisBC Electric	Other Electric	Total Regulated Utilities	Non-Regulated Corporate and Other
($ millions, except as indicated)	ITC									Total (1)
Total	357	214	89	202	128	27	110	1,127	1	1,128
(1)    See "Non-U.S. GAAP Financial Measures" on page 7

Five-Year Capital Plan
The 2024-2028 Capital Plan is targeted at $25 billion, reflecting an average of $5 billion of Capital Expenditures annually. Fortis expects to invest approximately $7 billion in Cleaner Energy over the five-year period, largely related to connecting renewables to the grid, renewable and storage investments in Arizona and the Caribbean, and cleaner natural gas solutions in British Columbia. The Capital Plan is low risk and highly executable, with nearly 100% of planned expenditures to occur at the regulated utilities and approximately 20% of investments relating to Major Capital Projects. Geographically, 58% of planned expenditures are expected in the U.S., including 29% at ITC, with 38% in Canada and the remaining 4% in the Caribbean.

Planned Capital Expenditures are based on detailed forecasts of energy demand as well as labour and material costs, including inflation, supply chain availability, general economic conditions, foreign exchange rates and other factors. These could change and cause actual expenditures to differ from forecast.

Additional Investment Opportunities
ITC - MISO LRTP
The MISO LRTP is expected to consist of four tranches. In March 2024, MISO released a draft portfolio including a preliminary map of tranche two projects with transmission investments in the MISO Midwest subregion estimated in the range of US$17 billion to US$23 billion. MISO Board approval of the final portfolio is expected in the second half of 2024. The potential capital investment at ITC for tranche two projects is unknown at this time.

FortisBC Energy - LNG
In March 2024, an environmental assessment certificate was issued by the Province of British Columbia for the Tilbury Marine Jetty project. The construction of the jetty supports further expansion of the Tilbury LNG facility, which is uniquely positioned to meet customer demand for natural gas. The site is scalable and can accommodate additional storage and liquefaction equipment and is close to international shipping lanes. Once constructed, the jetty would utilize FortisBC Energy's assets at the Tilbury site, including the Tilbury Phase 1B Expansion Project yet to be constructed, to service marine bunkering. A federal environmental assessment certificate remains outstanding.

13	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
BUSINESS RISKS

The Corporation's business risks remain substantially unchanged from those disclosed in its 2023 Annual MD&A. See "Regulatory Matters" on page 9 and "Outlook" on page 16 for applicable updates.

ACCOUNTING MATTERS

Accounting Policies
The Interim Financial Statements have been prepared following the same accounting policies and methods as those used to prepare the 2023 Annual Financial Statements.

Future Accounting Pronouncements
Segment Reporting: ASU No. 2023-07, Improvements to Reportable Segment Disclosures, is effective for Fortis' December 31, 2024 annual financial statements, and for interim periods beginning in 2025, on a retrospective basis. The ASU requires disclosure of incremental segment information, including significant segment expenses and other items that are included in segment profit or loss. Fortis is continuing to assess the impact on its disclosures.

Income Taxes: ASU No. 2023-09, Improvements to Income Tax Disclosures, is effective for Fortis on January 1, 2025 on a prospective basis, with retrospective application and early adoption permitted. The ASU requires additional disclosure of income tax information by jurisdiction to reflect an entity's exposure to potential changes in tax legislation, and associated risks and opportunities. Fortis is continuing to assess the impact on its disclosures.

Critical Accounting Estimates
The preparation of the Interim Financial Statements required management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues, expenses, gains, losses and contingencies. Actual results could differ materially from estimates.

There were no material changes to the nature of the Corporation's critical accounting estimates or contingencies from those disclosed in the 2023 Annual MD&A.

FINANCIAL INSTRUMENTS

Long-Term Debt and Other
As at March 31, 2024, the carrying value of long-term debt, including the current portion, was $30.7 billion (December 31, 2023 - $29.7 billion) compared to an estimated fair value of $28.3 billion (December 31, 2023 - $27.9 billion).

The consolidated carrying value of the remaining financial instruments, other than derivatives, approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

Derivatives
Derivatives are recorded at fair value with certain exceptions, including those derivatives that qualify for the normal purchase and normal sale exception.

There were no material changes with respect to the nature and purpose, methodologies for fair value determination, and portfolio of the Corporation's derivatives from those disclosed in the 2023 Annual MD&A, except for interest rate locks entered into at ITC as disclosed in Note 14 of the Interim Financial Statements.

14	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT

Interim Management Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS
		Common Equity
	Revenue	Earnings	Basic EPS	Diluted EPS
Quarter ended	($ millions)	($ millions)	($)	($)
March 31, 2024	3,118	459	0.93	0.93
December 31, 2023	2,885	381	0.78	0.78
September 30, 2023	2,719	394	0.81	0.81
June 30, 2023	2,594	294	0.61	0.61
March 31, 2023	3,319	437	0.90	0.90
December 31, 2022	3,168	370	0.77	0.77
September 30, 2022	2,553	326	0.68	0.68
June 30, 2022	2,487	284	0.59	0.59

Generally, within each calendar year, quarterly results fluctuate in accordance with seasonality. Given the diversified nature of the Corporation's subsidiaries, seasonality varies. Most of the annual earnings of the gas utilities are realized in the first and fourth quarters due to space-heating requirements. Earnings for the electric distribution utilities in the U.S. are generally highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Generally, from one calendar year to the next, quarterly results reflect: (i) continued organic growth driven by the Corporation's Capital Plan; (ii) any significant temperature fluctuations from seasonal norms; (iii) the impact of market conditions, particularly with respect to long-term wholesale sales at UNS Energy; (iv) the timing and significance of any regulatory decisions; (v) changes in the U.S.-to-Canadian dollar exchange rate; (vi) for revenue, the flow through in customer rates of commodity costs; and (vii) for EPS, increases in the weighted average number of common shares outstanding.

March 2024/March 2023
See "Performance at a Glance" on page 2.

December 2023/December 2022
Common Equity Earnings increased by $11 million and basic EPS increased by $0.01 in comparison to the fourth quarter of 2022. The increase was driven by: (i) Rate Base growth; (ii) higher retail revenue in Arizona, due to new customer rates at TEP; and (iii) the new cost of capital parameters approved for FortisBC effective January 1, 2023. The increase was partially offset by lower earnings at Aitken Creek, due to the November 1, 2023 disposition, as well as the recognition of mark-to-market accounting gains on natural gas derivatives and margins on gas sold in the fourth quarter of 2022. The change in basic EPS also reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

September 2023/September 2022
Common Equity Earnings increased by $68 million and basic EPS increased by $0.13 in comparison to the third quarter of 2022. The increase was primarily due to the new cost of capital parameters approved for FortisBC in September 2023, which resulted in $38 million of earnings in the quarter, including $26 million associated with the retroactive impact to January 1, 2023. The increase in earnings was also driven by higher retail revenue in Arizona, due to warmer weather and new customer rates at TEP effective September 1, 2023, as well as Rate Base growth across our utilities. A higher U.S.-to-Canadian dollar exchange rate and higher earnings at Aitken Creek, reflecting market conditions, also favourably impacted earnings. Earnings were tempered by: (i) lower long-term wholesale and transmission revenue, as well as higher operating costs and income tax expense at UNS Energy; (ii) higher corporate finance costs; and (iii) higher operating expenses at Central Hudson and FortisAlberta, as expected, due to the timing of costs in the first half of the year. The change in basic EPS also reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

June 2023/June 2022
Common Equity Earnings increased by $10 million and basic EPS increased by $0.02 in comparison to the second quarter of 2022 primarily due to Rate Base growth, largely at ITC and the western Canadian utilities. Also contributing to growth was the timing of operating expenses at Central Hudson and FortisAlberta, an increase in the market value of certain investments that support retirement benefits, and a higher U.S.-to-Canadian dollar exchange rate. Growth was tempered by lower earnings in Arizona, driven by a decrease in retail electricity sales due to milder weather, the timing of wholesale sales, and higher operating costs, partially offset by lower depreciation expense associated with the retirement of the San Juan generating station in June 2022. Lower earnings from Aitken Creek due to the mark-to-market accounting of natural gas derivatives, as well as higher corporate finance costs, also impacted results as compared to the second quarter of 2022. The change in basic EPS also reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

15	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
RELATED-PARTY AND INTER-COMPANY TRANSACTIONS

Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three months ended March 31, 2024 and 2023.

Fortis periodically provides short-term financing to subsidiaries to support capital expenditures and seasonal working capital requirements, the impacts of which are eliminated on consolidation. As at March 31, 2024 and December 31, 2023, there were no material inter-segment loans outstanding. Interest charged on inter-segment loans was not material for the three months ended March 31, 2024 and 2023.

OUTLOOK

Fortis is executing on the transition to a cleaner energy future and is on track to achieve its corporate-wide targets to reduce direct GHG emissions by 50% by 2030 and 75% by 2035 from a 2019 base year. The Corporation's additional 2050 net-zero direct GHG emissions target reinforces Fortis' commitment to further decarbonize over the long-term, while continuing our focus on reliability and affordability.

Fortis continues to enhance shareholder value through the execution of its Capital Plan, the balance and strength of its diversified portfolio of regulated utility businesses, and growth opportunities within and proximate to its service territories. The Corporation's $25 billion five-year Capital Plan is expected to increase midyear Rate Base from $37.0 billion in 2023 to $49.4 billion by 2028, translating into a five-year CAGR of 6.3%.

Beyond the five-year Capital Plan, additional opportunities to expand and extend growth include: further expansion of the electric transmission grid in the U.S. to facilitate the interconnection of cleaner energy, including infrastructure investments associated with the IRA and the MISO LRTP; climate adaptation and grid resiliency investments; RNG solutions and LNG infrastructure in British Columbia; and the acceleration of cleaner energy infrastructure investments across our jurisdictions.

Fortis expects its long-term growth in Rate Base will drive earnings that support dividend growth guidance of 4-6% annually through 2028, and is premised on the assumptions and material factors listed under "Forward-Looking Information".

FORWARD-LOOKING INFORMATION

Fortis includes forward-looking information in the MD&A within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions, have been used to identify the forward-looking information, which includes, without limitation: the expected impact of the disposition of Aitken Creek on earnings for the annual period; the expected impact of new customer rates at TEP; targeted annual dividend growth through 2028; forecast capital expenditures for 2024 and 2024 through 2028, including Cleaner Energy Investments; the expected timing, outcome and impact of legal and regulatory proceedings and decisions; the expected funding sources for operating expenses, interest costs and capital expenditures, including the expected sources of common equity proceeds; the expectation that maintaining the capital structures of the regulated operating subsidiaries will not have an impact on the Corporation's ability to pay dividends in the foreseeable future; the expected consolidated fixed-term debt maturities and repayments over the next five years; the expectation that the Corporation and its subsidiaries will continue to have access to long-term capital and will remain compliant with debt covenants in 2024; the nature, timing, benefits and expected costs of certain capital projects, including additional opportunities beyond the Capital Plan, including further expansion of the electric transmission grid in the U.S. to facilitate the interconnection of cleaner energy, including infrastructure investments associated with the IRA and the MISO LRTP, climate adaptation and grid resiliency investments, RNG solutions and LNG infrastructure in British Columbia, and the acceleration of cleaner energy infrastructure investments; the 2030 and 2035 direct GHG emissions reduction targets; the 2050 net-zero direct GHG emissions target; forecast Rate Base and Rate Base growth through 2028; and the expectation that long-term growth in Rate Base will drive earnings that support dividend growth guidance of 4-6% annually through 2028.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information including, without limitation: reasonable outcomes for legal and regulatory proceedings and the expectation of regulatory stability; the successful execution of the Capital Plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the Capital Plan; the realization of additional opportunities beyond the Capital Plan; no significant variability in interest rates; the Board exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from those discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. Risk factors which could cause results or events to differ from current expectations are detailed under the heading "Business Risks" in the 2023 Annual MD&A and in other continuous disclosure materials filed from time to time with Canadian securities regulatory authorities and the Securities and Exchange Commission. Key risk factors for 2024 include, but are not limited to: uncertainty regarding changes in utility regulation, including the outcome of regulatory proceedings at the Corporation's utilities; the physical risks associated with the provision of electric and gas service, which are exacerbated by the impacts of climate change; risks related to environmental laws and regulations; risks associated with capital projects and the impact on the Corporation's continued growth; risks associated with cybersecurity and information and operations technology; the impact of weather variability and seasonality on heating and cooling loads, gas distribution volumes and hydroelectric generation; risks associated with commodity price volatility and supply of purchased power; and risks related to general economic conditions, including inflation, interest rate and foreign exchange risks.

All forward-looking information herein is given as of April 30, 2024. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

16	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
GLOSSARY

2023 Annual Financial Statements: the Corporation's audited consolidated financial statements and notes thereto for the year ended December 31, 2023

2023 Annual MD&A: the Corporation's management discussion and analysis for the year ended December 31, 2023

Adjusted Basic EPS: Adjusted Common Equity Earnings divided by the basic weighted average number of common shares outstanding

Adjusted Common Equity Earnings: net earnings attributable to common equity shareholders adjusted as shown under "Non-U.S. GAAP Financial Measures" on page 7

Aitken Creek: Aitken Creek Gas Storage ULC, a 93.8%-owned subsidiary of FortisBC Holdings Inc., sold on November 1, 2023

ASU: accounting standards update

ATM Program: at-the-market equity program

AUC: Alberta Utilities Commission

BCUC: British Columbia Utilities Commission

Belize Electricity: Belize Electricity Limited, in which Fortis indirectly holds a 33% equity interest

Board: Board of Directors of the Corporation

CAGR(s): compound annual growth rate of a particular item. CAGR = (EV/BV)(1/n)-1, where: (i) EV is the ending value of the item; (ii) BV is the beginning value of the item; and (iii) n is the number of periods. Calculated on a constant U.S. dollar-to-Canadian dollar exchange rate

Capital Expenditures: cash outlay for additions to property, plant and equipment and intangible assets as shown in the Interim Financial Statements, as well as Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project. See "Non-U.S. GAAP Financial Measures" on page 7

Capital Plan: forecast Capital Expenditures. Represents a non-U.S. GAAP financial measure calculated in the same manner as Capital Expenditures

Caribbean Utilities: Caribbean Utilities Company, Ltd., an indirect approximately 60%-owned (as at December 31, 2023) subsidiary of Fortis, together with its subsidiary

Central Hudson: CH Energy Group Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including Central Hudson Gas & Electric Corporation

CIS: customer information system

Cleaner Energy Investments: capital expenditures that support reductions in air emissions, water usage and/or increases customer energy efficiency

Common Equity Earnings: net earnings attributable to common equity shareholders

Corporation: Fortis Inc.

COS: cost of service

Court of Appeal: Court of Appeal of Alberta

CSDS: Canadian Sustainability Disclosure Standard

CSSB: Canadian Sustainability Standards Board

DBRS Morningstar: DBRS Limited

D.C. Circuit Court: U.S. Court of Appeals for the District of Columbia Circuit

DRIP: dividend reinvestment plan

EPS: earnings per common share

FERC: Federal Energy Regulatory Commission

Fitch: Fitch Ratings Inc.

Fortis: Fortis Inc.

FortisAlberta: FortisAlberta Inc., an indirect wholly owned subsidiary of Fortis

FortisBC Electric: FortisBC Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries

FortisBC Energy: FortisBC Energy Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries

FortisOntario: FortisOntario Inc., a direct wholly owned subsidiary of Fortis, together with its subsidiaries

FortisTCI: FortisTCI Limited, an indirect wholly owned subsidiary of Fortis, together with its subsidiary

Fortis Belize: Fortis Belize Limited, an indirect wholly owned subsidiary of Fortis

FX: foreign exchange associated with the translation of U.S. dollar-denominated amounts. Foreign exchange is calculated by applying the change in the U.S. dollar-to-Canadian dollar FX rates to the prior period U.S. dollar balance

GCOC: generic cost of capital

GHG: greenhouse gas

GWh: gigawatt hour(s)

Interim Financial Statements: the Corporation's unaudited condensed consolidated interim financial statements and notes thereto for the three months ended March 31, 2024

Interim MD&A: the Corporation's management discussion and analysis for the three months ended March 31, 2024

IRA: Inflation Reduction Act of 2022

ITC: ITC Investment Holdings Inc., an indirect 80.1%-owned subsidiary of Fortis, together with its subsidiaries, including International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC, and ITC Great Plains, LLC

LNG: liquefied natural gas

LRTP: long-range transmission plan

Major Capital Projects: projects, other than ongoing maintenance projects, individually costing $200 million or more

17	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT

Interim Management Discussion and Analysis

Maritime Electric: Maritime Electric Company, Limited, an indirect wholly owned subsidiary of Fortis

MISO: Midcontinent Independent System Operator, Inc.

Moody's: Moody's Investor Services, Inc.

Newfoundland Power: Newfoundland Power Inc., a direct wholly owned subsidiary of Fortis

Non-U.S. GAAP Financial Measures: financial measures that do not have a standardized meaning prescribed by U.S. GAAP

NOPR: notice of proposed rulemaking

NYSE: New York Stock Exchange

Operating Cash Flow: cash from operating activities

PBR: performance-based rate setting

PJ: petajoule(s)

PPFAC: Purchased Power and Fuel Adjustment Clause

PSC: New York State Public Service Commission

Rate Base: the stated value of property on which a regulated utility is permitted to earn a specified return in accordance with its regulatory construct

REA: Rural Electrification Association

RNG: renewable natural gas

ROE: rate of return on common equity

ROFR: right of first refusal

RTO: regional transmission organization

S&P: Standard & Poor's Financial Services LLC

SEC: U.S. Securities and Exchange Commission

SEDAR+: Canadian System for Electronic Document Analysis and Retrieval

TCFD: Task Force for Climate-Related Financial Disclosures

TEP: Tucson Electric Power Company, a direct wholly owned subsidiary of UNS Energy

TSR: total shareholder return, which is a measure of the return to common equity shareholders in the form of share price appreciation and dividends (assuming reinvestment) over a specified time period in relation to the share price at the beginning of the period

TSX: Toronto Stock Exchange

UNS Energy: UNS Energy Corporation, an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including TEP, UNS Electric, Inc. and UNS Gas, Inc.

U.S.: United States of America

U.S. GAAP: accounting principles generally accepted in the U.S.

Wataynikaneyap Power: Wataynikaneyap Power Limited Partnership, in which Fortis indirectly holds a 39% equity interest

18	FORTIS INC.	MARCH 31, 2024 QUARTER REPORT